Exhibit 99.1

B Communications Reports Financial Results For the

Second Quarter of 2018

- Net Profit of the Bezeq Group for the Second Quarter of 2018 of NIS 195 Million -

- B Communications Received a Dividend of NIS 97 Million from Bezeq in the Second Quarter of 2018 -

Ramat Gan, Israel - August 26, 2018 - B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM), a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corporation Ltd. (TASE: BEZQ), today reported its financial results for the second quarter of 2018.

“We are pleased with Bezeq’s results for the second quarter of 2018 in which it achieved net profit of NIS 195 million ($53 million), in line with its 2018 guidance. As of June 30, 2018, B Communications had a liquid position of more than NIS 560 million ($153 million) together with an advantageous long-term debt structure and is ready for the coming quarters,” said Doron Turgeman, CEO of B Communications.

B Communications’ Unconsolidated Financial Liabilities and Liquidity

As of June 30, 2018, B Communications’ unconsolidated liquidity balances (comprised of cash and cash equivalents, short term investments and funds deposited in a pledged account on behalf of debenture holders) totaled NIS 564 million ($155 million) and its financial liabilities totaled NIS 2.47 billion ($676 million), including NIS 2.2 billion ($613 million) of Series C Debentures and NIS 230 million ($63 million) of Series B Debentures (including accrued interest and unamortized premiums, discounts and debt issuance costs for both series).

(In millions)	June 30,	June 30,	June 30,	December 31,
	2018	2018	2017	2017
	NIS	US$	NIS	NIS
Financial liabilities
Series B debentures	230	63	461	460
Series C debentures	2,236	613	1,986	1,987
Total financial liabilities	2,466	676	2,447	2,447

Liquidity
Cash and short-term investments	524	144	336	475
Pledged account (*)	40	11	36	36
Total liquidity	564	155	372	511

Net debt	1,902	521	2,075	1,936

*	Pledged for the benefit of the holders of the Series C Debentures. Pursuant to the indenture for the Series C Debentures, the account is required to include sufficient funds to meet the next interest payment payable to the holders of those debentures.

Bezeq’s dividend distribution policy: On March 6, 2018, Bezeq’s Board of Directors decided to update Bezeq’s dividend distribution policy, whereby Bezeq will distribute to its shareholders, on a semi-annual basis, a dividend equal to 70% of Bezeq’s semi-annual net profit based on its consolidated financial statements, commencing with Bezeq’s May 10, 2018 distribution.

1

In addition, Bezeq’s Board of Directors determined that in the event the expected capital gains generated from the sale of the Sakia property (“Sakia Profits”) are recognized during 2018, they will not be distributed until the full consideration is received in cash, which date is uncertain at this time. Bezeq’s Board of Directors may decide at a later date to declare a dividend with respect to the Sakia Profits based upon the prevailing circumstances and in accordance with the law.

Dividend from Bezeq: On May 10, 2018, Bezeq distributed a cash dividend of NIS 369 million ($101 million), representing 70% of its net profit for the second half of 2017. B Communications received NIS 97 million ($27 million) as its share of the dividend distribution.

On August 22, 2018, the Board of Directors of Bezeq resolved to recommend to the general meeting of its shareholders the distribution of a cash dividend of NIS 318 million ($87 million), representing 70% of Bezeq’s net profit for the first half of 2018. The dividend, which is subject to shareholders’ approval, will be paid on October 10, 2018 to shareholders of record as of September 27, 2018.
B Communications’ share of the dividend distribution, if approved, is anticipated to be NIS 84 million ($23 million).

B Communications Second Quarter Consolidated Financial Results

B Communications’ consolidated revenues for the second quarter of 2018 totaled NIS 2.33 billion ($639 million), a 5.3% decrease from NIS 2.46 billion reported in the second quarter of 2017. For both the current and the prior year periods, B Communications’ consolidated revenues consisted entirely of Bezeq’s revenues.

B Communications’ consolidated operating loss for the second quarter of 2018 totaled NIS 14 million ($4 million) compared with operating profit of NIS 467 million reported in the second quarter of 2017. The decrease in consolidated operating profit is mainly due to a non-cash goodwill impairment of NIS 333 million ($91 million) with respect to the purchase price allocation related to Pelephone, Bezeq’s cellular communications segment.

B Communications’ consolidated loss for the second quarter of 2018 totaled NIS 197 million ($54 million) compared with net profit of NIS 251 million reported in the second quarter of 2017. The consolidated loss for the second quarter of 2018 is mainly the result of the goodwill impairment described above.

B Communications’ loss attributable to shareholders for the second quarter of 2018 was NIS 315 million ($86 million) compared with net profit of NIS 45 million reported in the second quarter of 2017. The loss attributable to shareholders for the second quarter of 2018 is mainly the result of the goodwill impairment.

B Communications Second Quarter Unconsolidated Financial Results

(In millions)	Three months ended June 30,			Year ended December 31,
	2018	2018	2017	2017
	NIS	US$	NIS	NIS

Financing expenses, net	(17)	(5)	(27)	(100)
Operating expenses	(8)	(2)	(2)	(17)
PPA amortization, net	(342)	(93)	(20)	(130)
Interest in Bezeq’s net profit	52	14	94	325
Net profit (loss)	(315)	(86)	45	78

2

As of June 30, 2018, B Communications held approximately 26.3% of Bezeq’s outstanding shares. B Communications’ interest in Bezeq’s net profit for the second quarter of 2018 totaled NIS 52 million ($14 million), a 44.7% decrease from NIS 94 million reported in the second quarter of 2017.

During the second quarter of 2018, B Communications recorded net amortization expenses of NIS 9 million ($2 million), related to its Bezeq purchase price allocation (“Bezeq PPA”). In addition, B Communications incurred a non-cash goodwill impairment of NIS 333 million ($91 million) for the second quarter of 2018 with respect to an impairment of goodwill in Bezeq’s cellular communications segment resulting from the continued fierce competition in the Israeli cellular telephony market. From April 14, 2010, the date of the acquisition of its interest in Bezeq, until June 30, 2018, B Communications has amortized approximately 82% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment.

B Communications’ unconsolidated net financial expenses for the second quarter of 2018 totaled NIS 17 million ($5 million) compared with net financial expenses of NIS 27 million in the second quarter of 2017. Net financial expenses for the second quarter of 2018 included NIS 23 million ($7 million) of financial expenses related to the Company’s Series B and C debentures. These expenses were partially offset by financial income of NIS 6 million ($2 million) generated by short term investments.

B Communications’ unconsolidated loss for the second quarter of 2018 was NIS 315 million ($86 million) compared with net profit of NIS 45 million reported in the second quarter of 2017. The unconsolidated loss for the second quarter of 2018 is mainly a result of the goodwill impairment described above.

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the quarter ended June 30, 2018. For a full discussion of Bezeq’s results for the quarter ended June 30, 2018, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q2-2018	Q2-2017	% change
	(NIS millions)

Revenues	2,333	2,463	(5.3)%
Operating profit	371	573	(35.3)%
Operating margin	15.9%	23.3%
Net profit	195	358	(45.5)%
EBITDA	908	997	(8.9)%
EBITDA margin	38.9%	40.5%
Diluted EPS (NIS)	0.07	0.13	(46.2)%
Cash flow from operating activities	806	875	(7.9)%
Payments for investments [1]	611	406	50.5%
Free cash flow [2]	123	487	(74.7)%
Total debt	12,000	11,519	4.2%
Net debt	9,401	9,646	(2.5)%
EBITDA (trailing twelve months)	3,729	3,972	(6.1)%
Net debt/EBITDA (end of period) [3]	2.52	2.43	3.8%

*	As of January 1, 2018, the Bezeq Group has early adopted accounting standard IFRS 16 “Leases”. The impact of the implementation of IFRS16 on EBITDA and cash flow from operating activities in the second quarter of 2018 and 2017 was an increase of NIS 102 million and NIS 89 million, respectively.
[1]	Includes payments of NIS 192 million for permit fees and taxes relating to the pending “sale” of Sakia.
[2]	Free cash flow is defined as cash flow from operating activities less net payments for investments.
[3]	EBITDA in this calculation refers to the trailing twelve months.

3

Revenues of the Bezeq Group in the second quarter of 2018 were NIS 2.33 billion ($639 million) compared to NIS 2.46 billion in the corresponding quarter of 2017, a decrease of 5.3%. The decrease in revenues was due to lower revenues recorded by Bezeq International (due to a large transaction in the ICT field recorded in the corresponding quarter), Yes and Pelephone (mainly equipment) partially offset by an increase in revenues in Bezeq Fixed-Line.

Salary expenses of the Bezeq Group in the second quarter of 2018 were NIS 503 million ($138 million) compared to NIS 494 million in the corresponding quarter of 2017, an increase of 1.8%. The increase in salary expenses was due to higher expenses incurred by Bezeq Fixed-Line.

Operating expenses of the Bezeq Group in the second quarter of 2018 were NIS 838 million ($230 million) compared to NIS 973 million in the corresponding quarter of 2017, a decrease of 13.9%. The decrease was primarily due to the early adoption of accounting standard IFRS 16 whereby rental expenses relating to assets rented through operating leases are capitalized.

Other operating expenses, net of the Bezeq Group in the second quarter of 2018 amounted to NIS 84 million ($23 million) compared to other operating income, net of NIS 1 million in the corresponding quarter of 2017. Other operating expenses, net in the second quarter of 2018 was impacted by a provision of NIS 80 million ($22 million) for costs associated with the early retirement of Bezeq Fixed-line employees.

Depreciation and amortization expenses of the Bezeq Group in the second quarter of 2018 were NIS 537 million ($147 million) compared to NIS 424 million in the corresponding quarter of 2017, an increase of 26.7%. The increase was due to the amortization of right-of-use assets resulting from the early adoption of accounting standard IFRS 16 beginning January 1, 2018.

Operating profit of the Bezeq Group in the second quarter of 2018 was NIS 371 million ($102 million) compared to NIS 573 million in the corresponding quarter of 2017, a decrease of 35.3%.

Financing expenses, net of the Bezeq Group in the second quarter of 2018 amounted to NIS 110 million ($30 million) compared to NIS 102 million in the corresponding quarter of 2017, an increase of 7.8%.

Income tax expenses of the Bezeq Group in the second quarter of 2018 were NIS 65 million ($18 million) compared to NIS 111 million in the corresponding quarter of 2017, a decrease of 41.4%. The decrease in tax expenses was due to a reduction in profitability as well as a decrease in the corporate tax rate from 24% to 23% in 2018.

Net profit of the Bezeq Group in the second quarter of 2018 was NIS 195 million ($53 million) compared to NIS 358 million in the corresponding quarter of 2017, a decrease of 45.5%. The decrease in net profit was primarily due to the decrease in revenues and the provision for early retirement.

EBITDA of the Bezeq Group in the second quarter of 2018 was NIS 908 million ($249 million) (EBITDA margin of 38.9%) compared to NIS 997 billion (EBITDA margin of 40.5%) in the corresponding quarter of 2017, a decrease of 8.9%.

Cash flow from operating activities of the Bezeq Group in the second quarter of 2018 was NIS 806 million ($221 million) compared to NIS 875 million in the corresponding quarter of 2017, a decrease of 7.9%. The decrease in cash flow from operating activities was primarily due to the decrease in profitability and changes in working capital.

4

Payments for investments (Capex) of the Bezeq Group in the second quarter of 2018 was NIS 611 million ($167 million) compared to NIS 406 million in the corresponding quarter of 2017, an increase of 50.5%. The increase in investments was primarily due to payments of NIS 192 million for permit fees and an improvement levy relating to the pending sale of “Sakia”.

Free cash flow of the Bezeq Group in the second quarter of 2018 was NIS 123 million ($34 million) compared to NIS 487 million in the corresponding quarter of 2017, a decrease of 74.7%. The decrease in free cash flow was primarily due to timing differences resulting from the payments in relation to the sale of “Sakia” while the proceeds from the sale have not yet been recorded.

Total debt of the Bezeq Group as of June 30, 2018 was NIS 12.0 billion ($3.3 billion) compared to NIS 11.5 billion as of June 30, 2017.

Net debt of the Bezeq Group was NIS 9.40 billion ($2.58 billion) as of June 30, 2018 compared to NIS 9.64 billion as of June 30, 2017.

Net debt to EBITDA (trailing twelve months) ratio of the Bezeq Group as of June 30, 2018, was 2.52, compared to 2.43 as of June 30, 2017.

Notes:

Convenience translation to U.S Dollars

Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.65 = US$ 1 as published by the Bank of Israel for June 30, 2018.

Use of non-IFRS financial measures

We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. The following non-IFRS measures are provided in the press release and accompanying supplemental information because management believes these measurements are useful for investors and financial institutions to analyze and compare companies on the basis of operating performance:

●	EBITDA - defined as net profit plus net interest expense, provision for income taxes, depreciation and amortization;

●	EBITDA trailing twelve months - defined as net profit plus net interest expense, provision for income taxes, depreciation and amortization during last twelve months;

●	Net debt - defined as long and short-term liabilities minus cash and cash equivalents and short-term investments; and

●	Net debt to EBITDA ratio - defined as net debt divided by the trailing twelve months EBITDA.

●	Free Cash Flow (FCF) - defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net profit or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Management of Bezeq believes that free cash flow is an important measure of its liquidity as well as its ability to service long-term debt, fund future growth and to provide a return to shareholders. We also believe this free cash flow definition does not have any material limitations. Free cash flow is a financial index which is not based on IFRS. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. Bezeq also uses the net debt and net debt to EBITDA trailing twelve months ratio to analyze its financial capacity for further leverage and in analyzing the company’s business and financial condition. Net debt reflects long and short-term liabilities minus cash and cash equivalents and investments.

Reconciliations between the Bezeq Group’s results on an IFRS and non-IFRS basis with respect to these non-IFRS measurements are provided in tables immediately following the Company’s consolidated results. The non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

5

IFRS 16

Effective January 1, 2018 (“the Initial Application Date”), the Bezeq Group early adopted IFRS 16, Leases (“IFRS16” or “the Standard “). The main effect of early adoption of IFRS16 is reflected in the cancellation of the existing requirement that lessees classify leases as operating (off-balance sheet) or financing leases. The new Standard presents a uniform model for the accounting treatment of all leases, pursuant to which the lessee is to recognize the asset and the liability in respect of the lease in its financial statements. The Standard also sets out new disclosure requirements that are more extensive than the existing requirements. Accordingly, until the date of initial application, the Bezeq Group classified most of the leases in which it is the lessee as operating leases, since it did not substantially bear all the risks and rewards from the assets.

In accordance with IFRS16, for agreements in which the Bezeq Group is the lessee, the Bezeq Group applies a unified accounting model, by which it recognizes a right-of-use asset and a lease liability at the inception of the lease contract for all the leases in which the Bezeq Group has a right to control identified assets for a specified period of time. Accordingly, the Bezeq Group recognizes depreciation and amortization expenses in respect of a right-of-use asset, tests a right-of-use asset for impairment in accordance with IAS 36, Impairment of Assets (hereinafter: “IAS 36”) and recognizes financing expenses on a lease liability. Therefore, as from the date of initial application, lease expenses relating to assets leased under an operating lease, which were presented as part of general and administrative expenses in the income statement, are recognized as assets and written down as depreciation and amortization expenses.

The Bezeq Group applies the standard using the cumulative effect approach without a restatement of comparative information.

In respect of all the leases, the Bezeq Group has elected to apply the transitional provision of recognizing a lease liability at the initial application date according to the present value of the future lease payments discounted at the incremental interest rate of the lessee at that date and concurrently recognizing a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the date of initial application. Therefore, application of the standard did not have an effect on the balance of the Bezeq Group’s retained earnings at the date of initial application.

Upon initial application, the Bezeq Group also elected to apply the following expedients, as permitted by the standard:

a.	Relying on a previous assessment of whether an arrangement is a lease or contains a lease at the application date of the standard. Accordingly, the agreements that were previously classified as operating leases are accounted for in accordance with the new Standard, and the agreements that were previously classified as service contracts continue to be accounted for as such without change.

b.	Applying a single discount rate to a portfolio of leases with similar characteristics.

c.	Not separating non-lease components from the lease components and accounting for all the components as a single lease component.

d.	Relying on a previous assessment of whether a contract is onerous in accordance with IAS 37 at the transition date, as an alternative to assessing the impairment of right-of-use assets.

e.	Excluding initial direct costs from the measurement of the right-of-use asset at the date of initial application.

f.	Using hindsight in determining the lease period if the contract includes options to extend or cancel the lease.

6

Presented below are the principal accounting policies for leases in which the Bezeq Group is the lessee, which were applied as from January 1, 2018 following the application of the Standard:

(1)	Determining whether an arrangement contains a lease

At the inception of the arrangement, the Bezeq Group determines whether the arrangement is or contains a lease and examines whether the arrangement transfers the right to control the use of an identifiable asset for a period of time in return for payment. When assessing whether the arrangement transfers control over the use of an identifiable asset, the Bezeq Group estimates, over the lease term, whether it has both rights set out below:

(A)	The right to essentially obtain all the economic rewards associated with the use of the identifiable asset

(B)	The right to direct the use of the identifiable asset

For lease contracts that include non-lease components, such as services or maintenance, which are related to a lease component, the Bezeq Group elected to account for the contract as a single lease component without separating the components.

(2)	Leased assets and lease liability

Contracts that award the Bezeq Group the right to control the use of an identifiable asset over a period of time for a consideration are accounted for as leases. At initial recognition, the Bezeq Group recognizes a liability at the present value of the future minimum lease payments (these payments do not include variable lease payments that are not linked to the CPI, or to any change in the rate of interest, or any change in the exchange rate), and concurrently, the Bezeq Group recognizes a right-of-use asset at the amount of the liability, adjusted for lease payments paid in advance or accrued, plus direct costs incurred in the lease.

Since the interest rate implicit in the lease is not readily determinable, the incremental borrowing rate of the Bezeq Group is used (the borrowing rate that the Bezeq Group would be required to pay to borrow the amounts required to obtain an asset at a similar value to the right-of-use asset in a similar economic environment, in a similar period and with similar collateral).

Subsequent to initial recognition, the asset is accounted for using the cost model and it is amortized over the lease term or the useful life of the asset (whichever is earlier).

(3)	The lease term

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the Bezeq Group will exercise or not exercise the option.

(4)	Depreciation of right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

Type of asset	Weighted average depreciation period ú as of January 1, 2018 (In years)
Cellular communications sites	6.5
Buildings	7
Vehicles	2

At the date of initial application of IFRS 16, the Bezeq Group recognized right-of-use assets and lease liabilities in the amount of NIS 1.5 billion.

7

In measurement of the lease liabilities, the Bezeq Group discounted lease payments using the nominal incremental borrowing rate at January 1, 2018. The discount rates used to measure lease liabilities range between 1.3% and 3.5% (weighted average of 1.5%). This range is affected by differences in the lease term.

The difference between the Bezeq Group’s agreements for the minimum contractual lease payments in the amount of NIS 1,020 million, as reported in Note 21A to the Annual Financial Statements, and the lease liabilities recognized at the initial application date of IFRS 16, amounting to NIS 1.5 billion, is mainly due to the options for extending the lease, which will most likely be exercised, which were not included in Note 21A to the Annual Statements.

About B Communications Ltd.

B Communications is a holding company with the controlling interest in Israel’s largest telecommunications provider, Bezeq. For more information please visit the following Internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Yaniv Salomon – IR Manager

yaniv@igld.com / Tel: +972-3-924-0000

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620

8

B Communications Ltd.

Condensed Consolidated Interim Statements of Financial Position as at

(In millions)

	June 30,	June 30,	June 30,	December 31,
	2018	2018	2017	2017
	NIS	US$	NIS	NIS

Current Assets
Cash and cash equivalents	1,098	301	1,948	2,386
Investments	2,065	566	297	596
Trade receivables	1,822	498	1,991	1,915
Other receivables	288	79	349	270
Related party	25	7	56	43
Inventory	96	26	105	125
Total current assets	5,394	1,477	4,746	5,335

Non-Current Assets
Trade and other receivables	447	122	507	493
Property, plant and equipment	6,949	1,904	7,049	6,940
Intangible assets	5,353	1,467	6,314	5,840
Deferred expenses and investments	585	160	460	558
Broadcasting rights	467	128	456	454
Rights of use assets	1,424	390	-	-
Deferred tax assets	1,035	284	1,015	1,019
Investment Property	130	36	-	-
Total non-current assets	16,390	4,491	15,801	15,304

Total assets	21,784	5,968	20,547	20,639

9

B Communications Ltd.

Condensed Consolidated Interim Statements of Financial Position as at

(In millions)

	June 30,	June 30,	June 30,	December 31,
	2018	2018	2017	2017
	NIS	US$	NIS	NIS

Current Liabilities
Bank loans and credit and debentures	2,022	554	1,184	1,858
Leases liabilities	417	114	-	-
Trade and other payables	1,594	437	1,621	1,719
Current tax liabilities	8	2	119	160
Provisions	110	30	79	94
Employee benefits	369	101	318	280
Total current liabilities	4,520	1,238	3,321	4,111

Non-Current Liabilities
Bank loans and debentures	12,433	3,406	12,769	12,437
Leases liabilities	1,034	283	-	-
Employee benefits	267	73	259	272
Other liabilities	210	58	251	234
Provisions	40	11	48	40
Deferred tax liabilities	440	121	542	459
Total non-current liabilities	14,424	3,952	13,869	13,442

Total liabilities	18,944	5,190	17,190	17,553

Equity
Attributable to shareholders of the Company	966	265	1,252	1,246
Non-controlling interests	1,874	513	2,105	1,840
Total equity	2,840	778	3,357	3,086

Total liabilities and equity	21,784	5,968	20,547	20,639

10

B Communications Ltd.

Condensed Consolidated Interim Statements of Income for the

(In millions except per share data)

							Year ended
	Six months period ended June 30,			Three months period ended June 30,			December 31,
	2018	2018	2017	2018	2018	2017	2017
	NIS	US$	NIS	NIS	US$	NIS	NIS

Revenues	4,694	1,286	4,916	2,333	639	2,463	9,789

Costs and expenses
Depreciation and amortization	1,150	314	1,053	581	159	525	2,117
Salaries	1,014	278	998	504	138	494	2,007
General and operating expenses	1,689	463	1,936	845	232	975	3,906
Other operating expenses (income), net	440	121	1	417	114	2	149

	4,293	1,176	3,988	2,347	643	1,996	8,179

Operating profit (loss)	401	110	928	(14)	(4)	467	1,610

Financing expenses, net	263	72	260	127	35	129	517

Profit (loss) after financing expenses, net	138	38	668	(141)	(39)	338	1,093

Share of loss in equity-accounted investee	2	1	4	1	-	2	5

Profit (loss) before income tax	136	37	664	(142)	(39)	336	1,088

Income tax expenses	138	38	174	55	15	85	347

Net profit (loss) for the period	(2)	(1)	490	(197)	(54)	251	741

Profit (loss) attributable to:
Shareholders of the Company	(287)	(79)	84	(315)	(86)	45	78
Non-controlling interests	285	78	406	118	32	206	663

Net Profit (loss) for the period	(2)	(1)	490	(197)	(54)	251	741

Earnings (loss) per share
Basic	(9.62)	(2.64)	2.82	(10.56)	(2.89)	1.51	2.62
Diluted	(9.62)	(2.64)	2.82	(10.56)	(2.89)	1.51	2.62

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Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s net profit to EBITDA:

(In millions)	Three-month period ended June 30,			Trailing twelve months ended June 30,
	2018	2018	2017	2018	2018	2017
	NIS	US$	NIS	NIS	US$	NIS

Net profit	195	53	358	982	269	1,287
Income tax	65	18	111	387	106	533
Share of loss in equity-accounted investee	1	-	2	3	1	7
Financing expenses, net	110	30	102	432	118	443
Depreciation and amortization	537	147	424	1,925	527	1,702

EBITDA	908	248	997	3,729	1,021	3,972

Net Debt

The following table shows the calculation of the Bezeq Group’s net debt:

(In millions)	As at June 30,
	2018	2018	2017
	NIS	US$	NIS

Short term bank loans and credit and debentures	1,796	492	958
Non-current bank loans and debentures	10,204	2,796	10,561
Cash and cash equivalents	(923)	(253)	(1,854)
Investments	(1,676)	(459)	(19)

Net debt	9,401	2,576	9,646

Net Debt to Trailing Twelve Months EBITDA Ratio

The following table shows the calculation of the Bezeq Group’s net debt to EBITDA trailing twelve months ratio:

(In millions)	As at June 30,
	2018	2018	2017
	NIS	US$	NIS

Net debt	9,401	2,576	9,646

Trailing twelve months EBITDA	3,729	1,021	3,972

Net debt to EBITDA ratio	2.52	2.52	2.43

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Reconciliation for NON-IFRS Measures

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

(In millions)	Three-month period ended June 30,
	2018	2018	2017
	NIS	US$	NIS

Cash flow from operating activities	806	221	875
Purchase of property, plant and equipment	(308)	(84)	(303)
Investment in intangible assets and deferred expenses	(111)	(31)	(103)
Lease payments	(95)	(26)	-
Permit fee	(112)	(30)	-
Betterment tax	(80)	(22)	-
Proceeds from the sale of property, plant and equipment	23	6	18

Free cash flow	123	34	487

Effect of Early Adoption of IFRS16

The tables below summarize the effects on the condensed consolidated interim statement of financial position as at June 30, 2018 and on the condensed consolidated interim statements of income for the three months then ended, assuming the Bezeq Group’s previous policy regarding leases continued during that period.

Effect on the condensed consolidated interim statement of financial position as at June 30, 2018:

	In accordance with the previous policy	Change	In accordance with IFRS 16
(In millions)	NIS	NIS	NIS

Other receivables	345	(57)	288
Right-of-use assets	-	1,424	1,424
Trade and other payables	1,677	(83)	1,594
Short-term lease liabilities	-	417	417
Long-term lease liabilities	-	1,034	1,034
Equity attributable to shareholders	966	-	966
Non-controlling interests	1,874	-	1,874

Effect on the consolidated interim statement of income for the three months ended June 30, 2018:

	In accordance with the previous policy	Change	In accordance with IFRS 16
(In millions)	NIS	NIS	NIS

General and operating expenses	947	(102)	845
Depreciation and amortization	483	98	581
Operating profit (loss)	(18)	4	(14)
Financing expenses, net	122	5	127
Profit (loss) after financing expenses	(140)	(1)	(141)
Net Profit (loss) for the period	(197)	-	(197)
Profit (loss) attributable to shareholders of the Company	(315)	-	(315)
Profit attributable to non-controlling interests	119	(1)	118

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Designated Disclosure with Respect to the Company’s Projected Cash Flows

In connection with the issuance of our Series C Debentures in September 2016, we undertook to comply with the “hybrid model disclosure requirements” as determined by the Israeli Securities Authority and as described in the prospectus governing our Series C Debentures.

This model provides that in the event certain financial “warning signs” exist, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Series C Debentures.

In examining the existence of warning signs as of June 30, 2018, our board of directors noted that our unconsolidated unaudited cash flow statement for the second quarter of 2018 indicate as expected, a continuing negative cash flow from operating activities of NIS 8 million.

The Israeli regulations provide that the existence of a continuing negative cash flow from operating activities could be deemed to be a “warning sign” unless our board of directors determines that the possible “warning sign” does not reflect a liquidity problem.

Such continuing negative cash flow from operating activities results from the fact that the Company, as a holding company, does not have any cash inflows from operating activities while it has general operating expenses, which totaled NIS 8 million in the second quarter of 2018. Our main source of cash inflows is generated from dividends (classified as cash flow from investing activities) or debt issuances (classified as cash flow from financing activities).

We believe that such continuing negative cash flow from operating activities does not effect our liquidity in any material manner. Our board of directors reviewed our financial position, outstanding debt obligations and our existing and anticipated cash resources and uses and determined that the existence of the continuing negative cash flow from operating activities, as mentioned above, does not reflect a liquidity problem.

Disclosure with Respect to the Company’s Requirements Under Series C Debentures

The Company declares with respect to the reporting period as follows:

1.	The Company did not record in favor of a third party any lien of any rank whatsoever over its direct or indirect holdings of 691,361,036 shares of Bezeq (the “Bezeq Shares”) including over any of the rights accompanying such shares.

2.	The Company did not make any disposition of the Bezeq Shares.

3.	The Company did not assume any financial debt (as defined in the Trust Deed of the Series C Debentures) during the reporting period (other than in the framework of the issuance of the Debentures), and its wholly owned subsidiaries, including B Communications (SP1) and B Communications (SP2) did not issue any financial debt whatsoever during the reporting period.

4.	As of the reporting date, the Company holds approximately 26.34% of Bezeq’s outstanding shares, directly and through its subsidiary.

5.	The equity attributable to the Company’s shareholders (not including non-controlling interests) according to this report amounts to NIS 966 million and represents 28.1% of the Company’s total balance sheet on an unconsolidated basis.

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B Communications’ Unconsolidated Balance Sheet

(In millions)	June 30,	June 30,	June 30,	December 31,
	2018	2018	2017	2017
	NIS	US$	NIS	NIS
Current assets
Cash and cash equivalents	175	48	94	205
Short-term investments	389	107	278	306
Other receivables	-	-	1	-
Total current assets	564	155	373	511

Non-current assets
Investment in an investee (*)	2,876	787	3,333	3,196

Total assets	3,440	942	3,706	3,707

Current liabilities
Current maturities of debentures	226	62	226	226
Other payables	19	5	20	27
Total current liabilities	245	67	246	253

Non-current liabilities
Debentures	2,229	611	2,208	2,208

Total liabilities	2,474	678	2,454	2,461

Total equity	966	264	1,252	1,246

Total liabilities and equity	3,440	942	3,706	3,707

(*) Investment in Bezeq.

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